

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 17, 2021

Rufina Adams
Chief Financial Officer
Nebula Caravel Acquisition Corp.
Four Embarcadero Center, Suite 2100
San Francisco, CA 94111

> **Re: Nebula Caravel Acquisition Corp.**
> **Registration Statement on Form S-4**
> **Filed February 16, 2021**
> **File No. 333-253110**

Dear Ms. Adams:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-4 Filed February 16, 2021

Cover Page

1. Please revise to disclose the percentage ownership of the former Caravel stockholders, the sponsor and related parties, the former Rover stockholders, and the PIPE investors in New Rover under the minimum redemption and maximum redemption scenarios. In addition, disclose, if true, that the business combination vote may be influenced by Caravel's sponsor, directors, officer, advisors, or affiliates purchasing shares in private transactions, in the open market, and under the Sponsor Backstop Subscription Agreement, including quantifying the impact on ownership if the full amount of the shares are purchased under such agreement.

2.   Please disclose the aggregate purchase price after adjustments using reasonable estimates for the adjustments listed here.

3.   Please disclose here, in the Questions and Answers, and elsewhere as appropriate that the market price of the common stock will fluctuate, and therefore Rover stockholders cannot be sure of the value of the shares of New Rover common stock they will receive. Please also disclose the cash value, the number of shares of Caravel Class A common stock, and the number of shares of Caravel Class A common stock issuable under the non-assignable right that will be issued for each share of Rover common stock and Rover preferred stock. Please clearly state the limit on the amount of cash consideration payable to Rover Stockholders, and how you will allocate cash payments if the cash election amount exceeds the cash consideration payable. Please also disclose here, and elsewhere throughout the registration statement, as appropriate, how the election of cash by holders of Rover will influence the consideration paid to, and the ownership in New Rover of, the Rover Stockholders who elect to receive common stock. Please also clarify in appropriate place(s) in your registration statement how the Rover shareholders will make such election and the relevant procedures for doing so.

Questions and Answers, page 5

4.   Please revise to describe the contractual limitations on the parties' ability to seek an alternate transaction. To the extent the business combination agreement contains prohibitions against pursuing alternative deals, subject to certain exceptions, please summarize the exceptions here. In addition, please describe the consequences if these terms are breached.

What Will Rover Stockholders Receive In The Merger?, page 5

5.   Please revise the answer to provide an expanded summary of the earn-out provision including the relevant pricing milestones that must be achieved by New Rover in order for Rover stockholders to receive additional shares. In addition, please revise elsewhere in the Questions and Answers Section, as appropriate, to explain what founder shares and backstop shares are and to summarize the applicable vesting requirements.

Do Any Of Caravel's Directors Or Officers Have Interests, page 10

6.   Please revise your disclosure here to include the following:

• The market value of the founder shares that will be worthless if the transaction is not completed, including the specific value of the founder shares currently outstanding.

• The market value of the private placement warrants purchased by the sponsor that will expire if the transaction is not completed;

• The current market value of the shares that the Subscribers will receive in exchange for the $50 million PIPE investment; and

• The value of the out of pocket expenses incurred by the sponsor, directors, officers and their affiliates that is subject to reimbursement.

Selected Historical Financial Information of Caravel, page 24

7.   Please either change the weighted average shares, basic and diluted to the actual number of 6,250,000 shares, or revise to state that they are in thousands.

New Rover's bylaws will designate a state or federal court..., page 71

8.   Please revise the third paragraph of this risk factor to clarify that plaintiffs that are unable to bring their claims in the judicial forum of their choosing may be required to incur additional costs in the pursuit of actions which are subject to the exclusive forum provisions contained in your proposed bylaws.

Unaudited Pro Forma Condensed Combined Financial Information
Unaudited Pro Forma Condensed Combined Statement of Operations, page 88

9.   For all the weighted average shares outstanding here and on page 89, please either revise to reflect the actual weighted average number of shares outstanding, or revise to state that they are in thousands.

Background of the Proposed Business Combination, page 103

10.   Refer to the fourth full paragraph on page 104. Despite your disclosure in this paragraph that you evaluated 100 potential targets, your narrative in this section appears to focus almost exclusively on the Rover transaction. Please expand your discussion to describe the methodology by which you selected 100 companies for initial review and how you ultimately pared that group to 20 targets for further consideration. Also, please expand your discussion in this section to describe the process utilized to evaluate the 20 potential targets. Please discuss the information gathered, how and by whom it was evaluated, the negotiations which occurred, and any offers that were made or received. Your disclosure should clearly state why you deem the Rover transaction to be superior to available alternatives.

11.   We note that Caravel's shareholders are voting to approve the business combination, and essentially their equity ownership percentage in the post-combination company. Please revise this section to discuss in more detail how the equity ownership of the Caravel stockholders was negotiated and ultimately determined. In this regard, we note that much of your disclosure in this section is a chronology of meetings and proposed terms, but there are no specific details relating to the negotiations, the reason for such terms, each party's position on the issues, and how you reached agreement on the final terms of the transaction, including the valuation and the equity ownership of Caravel stockholders. Please revise accordingly throughout this section. Please also address the reasons for, and the negotiations surrounding, the cash versus stock election, the adjustments to the

aggregate purchase price, the contingent earn-out shares, the forfeiture of Founder Shares and the backstop equity backstop. To the extent that the earnout provision was necessary to bridge a valuation gap, please clearly state this and explain the gap.

12. Please revise the final paragraph on page 104 to more fully explain the financing plans and anticipated capital needs that motivated Rover to pursue this transaction. In this regard, please address whether these needs became more acute in Fall 2020 such that sourcing a deal assumed greater urgency at that time. Also, please explain the basis upon which the board concluded that a business combination with a SPAC provided more attractive financing and growth opportunities than other available options such as a traditional initial public offering or merger with a public operating company.

13. Please expand the disclosure in this section to include a more detailed description of the negotiations which occurred between December 18, 2020 and December 31, 2020. Given the specificity of the initial term sheet provided on December 31, please describe the substance of the parties' multiple conversations and discussions prior to that date. To the extent that basic terms and structure were negotiated at this preliminary stage, please describe those negotiations. In addition, provide a summary of the financial, business, and legal due diligence questions that arose during your diligence meetings. Please see Item 14(b)(7) of Schedule 14A.

14. Your discussion in the final two full paragraphs at page 107 provides only a broad overview of the discussions related to the key terms identified in these paragraphs. Please revise to describe the substance of the negotiations, key points of disagreements, and how those disagreements were resolved. For example, you state that the definition of "material adverse effect" was negotiated; however, you have not described the pertinent issues raised during the negotiations. Similarly, your discussion of the negotiations related to the ancillary agreements also lacks specificity. Please revise to provide detailed disclosure of negotiations.

15. We note references to a management presentation conducted by Morgan Stanley in mid-January, and an updated investor presentation that was circulated by "representatives of Caravel" to the Caravel Board on January 31, 2021. Please clarify whether these presentations, or any other reports or presentations referred to in the prospectus, were provided by third parties. In this regard, we note that if a report, opinion or appraisal materially related to the transaction has been received from an outside party and referred to in the prospectus, your disclosure must provide the information required by Item 1015(b) of Regulation M-A with respect to such report, opinion or appraisal. In addition, any written materials contained or used in the report, opinion or appraisal, as well as the consent of the outside party, must be filed as exhibits to the Form S-4. Please refer to Items 4(b) and 21(c) of Form S-4. In the alternative, please tell us why you do not believe Items 4(b) and 21(c) apply.

16. We note that Mr. Van Buren and Mr. Gray provided the Caravel Board with a summary of the financial performance, financial projections, valuation, comparable companies and

anticipated trading scenarios and considerations for the combined company, and that the Board relied on such information in determining that the merger and transactions contemplated by the Business Combination Agreement were advisable and in the best interests of Caravel and its stockholders. Please revise to disclose the underlying information for the financial performance, comparable companies analysis, and anticipated trading scenarios so that investors can understand how this information supported the board's recommendation.

Recommendation of the Caravel Board of Directors, page 110

17.   Please expand upon the factors listed in this section to explain what in particular the Caravel Board considered with respect to each factor. For example, it is unclear how the board determined there were "appropriate valuations" or an "opportunity for operational improvements," or what about Rover's financial condition supported the Board's recommendation. These are just examples.

Interests of Caravel's Directors and Officers in the Merger, page 112

18.   Please include comparable disclosure for the directors and executive officers of Rover. Refer to Item 18(a)(5)(i) of Form S-4.

Certain U.S Federal Income Tax Considerations, page 136

19.   We note your discussion of U.S. tax consequences in this section, and that you intend for the merger to be treated as a "reorganization" under Section 368(a) of the U.S. Code. Item 601(b)(8) of Regulation S-K requires you to file a tax opinion where the tax consequences are material to an investor and a representation as to the tax consequences is set forth in the filing. It appears that a tax opinion would be required since the discussion includes tax consequences that would be material to investors. Please revise this section accordingly, and please revise the exhibit index to indicate that a tax opinion and consent of counsel will be filed. For guidance, please refer to Section III of Staff Legal Bulletin No. 19.

Information About Rover
Overview, page 164

20.   Please disclose the measure by which you are the world's largest online marketplace for pet care. Please also explain what you consider the "next closest online marketplace," and whether this marketplace is also focused on pet care, and how you determined the GBV of such online marketplace. Please make similar clarifications where you reference "online marketplaces." We also note that you determined GBV based on available credit card data. Please disclose any limitations on the calculation of your GBV that comes from using credit card data.

21.   Please explain what it means that Rover is a "category leader" with ongoing improvements powered by "network effects." Please also explain the market you are referring to when you state on page 171 that you have the largest number of high-quality pet providers.

22.   Where you reference the number of pet parents that have booked a service on Rover, please disclose whether these are unique users.

Pets and Their Love in People's Lives, page 165

23.   Please tell us how the statistics you cite here support that statement that nearly everyone in the United States has or has had a pet.

Our Market Opportunity, page 166

24.   We note that the prospectus appears to include market and industry data derived from publications, surveys, and reports. If any of these publications, surveys, or reports were commissioned by you for use in connection with the registration statement, please file consents of such third parties pursuant to Rule 436 of the Securities Act as exhibits to our registration statement or tell us why you believe you are not required to do so.

Our matching algorithm increases customer satisfaction, page 170

25.   Please provide additional detail about how you built, maintain, and update the algorithms used on your platform, including the extent to which these engineering services are provided in-house or outsourced to third-parties.

Rover Management's Discussion and Analysis of Financial Condition and Results of Operations
Key Business and Non-GAAP Metrics
Adjusted EBITDA and Adjusted EBITDA Margin, page 193

26.   For Adjusted EBITDA Margin, please provide a presentation, with equal or greater prominence, of the most directly comparable financial measure calculated in accordance with GAAP and a reconciliation of the differences between the non-GAAP financial measure and its most directly comparable GAAP financial measure. Refer to Item 10(e)(1)(i)(A) and (B) of Regulation S-K. On a related matter, please change the sub-header on page 189 to "Key Business Metrics and Non-GAAP Financial Measures."

Impact of COVID-19, page 197

27.   We note, from your disclosures on page 191, that your cancellation rate was 9% of gross booking value in 2018 and 2019 and the cancellation rate for the nine months ended September 30, 2020 increased to 22% as a result of the COVID-19 pandemic. Given its significance and its significant increase over the periods presented, please expand your current disclosures to discuss the impact of COVID-19 pandemic on the cancellation rate and your business.

Components of Results of Operations
Cost of Revenue, page 204

28.   We note Cost of Revenue includes customer claims and concessions for stay-related issues. Please tell us how you determined that customer claims and concessions should be accounted as costs of revenue rather than reductions of revenue citing relevant guidance in ASC 606. Please consider expanding your disclosure to clarify.

Results of Operations, page 206

29.   Please quantify the amount of incentives given to pet parents that are recorded in marketing expense for each period presented and explain the nature of any material changes.

A Place for Rover, Inc.
Consolidated Balance Sheets, page F-3

30.   With regards to pet parent deposits and pet service provider liabilities, please tell us whether there are any restrictions as to withdrawal or usage of the corresponding cash-on-hand. If so, please address the need to separately classify the corresponding cash-on-hand as restricted cash.

Notes to Consolidated Financial Statements
Note 2. Summary of Significant Accounting Policies
Revenue Recognition (Topic 606), page F-14

31.   You charge a fixed percentage service fee for each arrangement of pet services between the pet owner and the pet service provider. Please tell us and revise to disclose whether you charge a different fixed percentage service fee for each arrangement of pet services.

32.   You offer discounts, refunds, incentives, and promotions to pet owners and/or pet service providers. Please tell us and revise to disclose, in sufficient detail, how you estimate variable consideration when determining the transaction price in contracts with customers. Specifically, please explain the different forms of variable consideration included in your contracts with customers, how you estimated the variable consideration and whether the estimates were constrained. Refer to ASC 606-10-50-12(b), 50-12(d), 50-17 and 50-20.

33.   Reference is made to your disclosure regarding incentives to pet service providers on page F-15. Regarding incentives not recorded as a reduction of revenue, please tell us what these incentives are related to, where they are classified and what the amounts are in each period presented.

Cost of Revenue, page F-15

34.   We note that you distinguish expenses between Cost of Revenue that are directly attributable to revenue, and Service Operations which includes costs associated with your

service operations team and third-party costs related to outsourced support providers. Please tell us how you determined which costs are presented in each category and how you concluded that the expenses presented in Service Operations are not directly attributable to revenue and therefore included in Cost of Revenue.

Note 4. Revenue Recognition, page F-23

35.   We note there is no disaggregated revenue information in the filing. Please tell us in detail how you considered the guidance in paragraphs ASC 606-10-55-89 through 55-91 with respect to the disclosure requirements of ASC 606-10-50-5.

General

36.   Please revise to provide quantitative and qualitative disclosures about market risk in accordance with Item 17(b)(10) of Form S-4 and Item 305 of Regulation S-K.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Stephen Kim at (202) 551-3291 or Adam Phippen at (202) 551-3336 if you have questions regarding comments on the financial statements and related matters. Please contact Daniel Morris at (202) 551-3314 or Erin Jaskot at (202) 551-3442 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Atif Azher